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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☒ **Form C/A: Amendment to Offering Statement:**

    ☒ **Check box if Amendment is material and investors must reconfirm within five business days.**

    Nature of the Amendment: Company name change, removal of time-based and repeat-investor perks, increase of the maximum offering size, inclusion of audited financial statements, and update to the capitalization.

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: SportLync, Inc.

Legal status of issuer:

    Form: Corporation

    Jurisdiction of Incorporation/Organization: WY

    Date of organization: November 1, 2021

Physical address of issuer: 8701 East Hartford Drive, Suite 135, Scottsdale, Arizona, 85258

Website of issuer: www.sportlync.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
DealMaker Securities LLC will receive cash compensation equal to 8.5% of the aggregate amount raised, along with a one-time advance $17,500 fee for diligence and Form C generation and $2,000/month for account management.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:
None

Type of security offered: Class B Common Stock

Target number of securities to be offered: 3,237

Price (or method for determining price): $3.00

Target offering amount: 10,002.33

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the discretion of the company

Maximum offering amount (if different from target offering amount): 4,999,996.98

Deadline to reach the target offering amount: 07-01-2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	881,118	Prior fiscal year-end:	616,518
Cash & Cash Equivalents:	Most recent fiscal year-end:	393,624	Prior fiscal year-end:	513,296
Accounts Receivable:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Short-term Debt:	Most recent fiscal year-end:	2,235,156	Prior fiscal year-end:	780,805
Long-term Debt:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Revenues/Sales:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Cost of Goods Sold:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Taxes Paid:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Net Income:	Most recent fiscal year-end:	-1,189,752	Prior fiscal year-end:	-164,406

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**		**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**		**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**

X	California	CA	X	New Jersey	NJ		Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM		Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC		Alberta	A0
X	Florida	FL	X	North Dakota	ND		British Columbia	A1
X	Georgia	GA	X	Ohio	OH		Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK		New Brunswick	A3
X	Idaho	ID	X	Oregon	OR		Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA		Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI		Ontario	A6
X	Iowa	IA	X	South Carolina	SC		Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized
undersigned.

SportLync, Inc.
(Issuer)

/s/ Michael Quiel, President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.

/s/ Michael Quiel, President
(Signature)

CEO
(Title)

November 8, 2024
(Date)

PART II

OFFERING MEMORANDUM DATED AUGUST 12, 2024

SportLync, Inc.
8701 East Hartford Dr., Ste. 135
Scottsdale, AZ 85258
www.sportlync.com

Up to $4,999,996.98 or 1,618,122 shares of Class B Common Stock, plus up to 404,530 "Bonus Shares" available to early investors for no additional consideration

Target Investment Amount: $4,999,996.98

Minimum Investment: $10,002.33 (including the $291.33 Investor Transaction Fee)◊

SportLync, Inc., a Wyoming corporation ("SportLync", "Sport Lync", "the Company," "we," or "us"), is offering up to $4,999,996.98 worth of Class B Common Stock, including an Investor Transaction Fee of 3.0% to the Company not to exceed $100.00 per transaction (up to $35,970.84, if fully subscribed at the minimum purchase amount). The minimum target amount under this Regulation CF offering is $10,002.33 (the "Target Amount"). The company must reach its Target Amount of $10,002.33 by July 1, 2025 (the Target Amount was reached on August 7, 2024). Unless the company raises at least the Target Amount of $10,002.33 under the Regulation CF offering by July 1, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Since the Target Amount was reached on August 7, 2024, no termination or return of funds will occur for failing to reach the Target Amount. Each investor must purchase a minimum of $503.67 worth of shares (163 shares), which includes a 3.0% Investor Transaction Fee (total of $14.67).

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or mo7e closings occur. You may cancel an investment commitment up to 48 hours prior to February 28, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors		Service Fees and Commissions (1)		Net Proceeds	
Minimum Individual Purchase Amount	$	489	$	41.57	$	447.44
Investor Fee	$	14.67				
Aggregate Maximum Offering Amount	$	4,999,996.98	$	424,999.74	$	4,574,997.24

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $17,500 set up fee and $2,000 per month maintenance fee.

Investors will be required to pay an Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the approximate fee for a 1,112 share investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

1

THE COMPANY AND ITS BUSINESS


Confidential Document
SPORTLYNC
Investment Presentation |
by GolfLync Corp


Disclaimer
This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of GolfLync Corp. and its affiliates (collectively, the "Company"). This presentation does not constitute (and may not be construed to be) a solicitation or offer by Company to buy or sell any Company securities or securities of any other person in any jurisdiction or an offer to sell an interest in funds managed by the Company. Securities may be sold only to investors who meet certain qualifications and only after review by the Company. All prospective investors should read the offering documents carefully, including investor qualifications, investment conditions, risk factors, minimum requirements, fees and expenses, tax concerns, and other pertinent information with respect to this investment.
The Company reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials, or any liability which may arise from this presentation and any errors contained herein and/or omissions from any use of the contents of this presentation. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein.
The information and opinions included in this presentation constitute forward-looking statements, and you should be aware that all forward-looking statements, estimates and projections are inherently uncertain and subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may differ materially from the information contained herein due to reasons that may or may not be foreseeable. No representation or warranty is made that Company's investment processes or investment objectives will or are likely to be achieved or successful or that the Company's investments will make any profit or will not sustain losses.

Executive
Summary

SportLync creates the first virtual private club for athletes of all sports.

We help players **find**, **match**, **play**, and ultimately **enjoy** their time on the court, field, or course.

Our unique groups enable members to form their own communities, facilitating the scheduling of games, matching by skill level, gender, age, and many more!




Find Games & Players

 **+140k** Downloads

 **$2.62** Acq. Cost

 **-90%** CAC YoY

 **500M*** Total Addressable Market


Projected Members — 9.6m — Current; 100k — Y1 Y2 Y3 Y4


Projected Revenue ('000s) — Y1 Y2 Y3 Y4

* Projected TAM based on current SaaS EBITDA multiples

Problems


Outdated Sites
Old, clunky, and poorly designed sites that customers hate


No Proper Matching
Zero way to book and play with similar players of skill, gender, etc.


Lacks Nearby Updates
No way to tell if there's any open slots or unexpected dropouts


Distrustworthy
Large group of women not participating; desire verification



SportLync Solutions

 Clean and simple interface that customers love

 Find new players that share similar interests

 Join local games & connect with players near you

 Connect with verified users in your area



Price Tiers

Bronze — $0
- ✓ Match with new players daily
- ✓ Personalized Feed & Local News
- ✓ Limited Direct Messages / Month
- ✗ Affiliate Discounts with Partners
- ✗ Notifications for Local Games
- ✗ Community Events
- ✗ Direct Partnerships with Private Facilities

Silver — $49.99/year
- ✓ All Features in Bronze plus...
- ✓ Increased Matches
- ✓ Limited DM's / Month
- ✓ Affiliate Discounts with Partners
- ✗ Notifications for Local Games
- ✗ Community Events
- ✗ Direct Partnerships with Private Facilities

Gold — $99.99/month
- ✓ All Features in Silver plus...
- ✓ Unlimited Matches
- ✓ Unlimited DMs per Day
- ✓ Exclusive Products & Discounts
- ✓ Early Access to Local Games
- ✓ Community Events
- ✓ Direct Partnerships with Private Facilities

Projected Growth Metrics

*Detailed Financial Model, Business Plan, and KPIs available upon request

Employees

The company currently has 0 full-time and 0 part-time employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not own any real estate property.

Perks

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages, which shall not be cumulative:

Dollar Amount	Bonus Shares
$1,000.00 or more	5%
$10,000.00 or more	10%
$25,000.00 or more	15%
$100,000.00 or more	20%

User Perk

Any registered user of the Company's app is eligible for an additional 5% bonus shares on their first investment in this Offering.

Non-Equity Perks

Investors in this Offering can also earn non-equity if they invest above a certain dollar amount. Non-Equity Perks are not cumulative. The below table indicates the available non-equity perks:

Dollar Amount	Non-Equity Perk
$1,000.00 or more	Silver Membership – 1 Year Term
$2,000.00 or more	Silver Membership – 3 Year Term
$10,000.00 or more	Silver Membership – 1 Year Term Gold Membership – 1 Year Term
$25,000.00 or more	Silver Membership – 2 Year Term Gold Membership – 3 Year Term
$100,000 or more	Gold Membership – 5 Year Term One Round of Golf at Top Private Scottsdale Golf Club with the Company's Chief Executive Officer or Chief Operating Officer

All perks are triggered by the receipt of the signed investment commitment by the investor. The date/time of that signed subscription will be used to establish the perks above.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.

The Company has only limited operations, assets and revenues. As a consequence, while the Company is beginning to develop its application, it does not have sufficient revenues or financial results or history upon which prospective investors may base an assessment of its business and prospects. The Company's operations are subject to all of the risks inherent in the establishment of a developing business in a highly competitive market.

The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new projects.

The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which it operates. If the Company fails to successfully address these risks, its business, financial condition and results of operations would be materially harmed. Any investment in the Company should be considered a high-risk investment because the investor will be placing funds at risk in an unseasoned early-stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company is focused on developing its business and exploring opportunities.

The Company does not have any material cash reserves or operations at this time. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern.

The Company may be forced to cease operations.

It is possible that, due to any number of reasons, including, but not limited to the inability by the Company to establish the Shares' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate, and the Company may dissolve.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of Common or Preferred Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The Company may not successfully develop or reconstruct the operations.

In addition, the development of the products will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the products plan for any number of reasons, or the Company may be unable to develop the products in a way that realizes those specifications. It is possible that the product construction may not ever occur. The products, if successfully developed and reconstructed, may not meet investor expectations at the time of purchase of Shares.

Furthermore, despite good faith efforts to develop and complete the construction of the products and subsequently to maintain the products, it is still possible that the products will fail to be adequately developed or maintained, which may negatively impact the products or the Shares.

The Company may, but is not obligated to, use the proceeds of this Offering to make significant investments to develop and construct viable operations upon which shareholders and can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the products. While the Company is seeking to competitively recruit experts, there may, from time to time, be a general scarcity of management, technical, scientific, research, marketing and personnel with appropriate training to develop and maintain the products.

Company's operations may not be widely adopted and may have limited users.

It is possible that the business, if developed, will not be used by a large number of organizations, or that there will be limited interest in the creation and development of the business. Such a lack of use or interest could negatively impact the development of the operations, the value of the Shares and the financial position of the Company.

Alternative properties may be established that compete with the Business in this case.

It is possible that alternative properties could be established that utilize the same or a similar protocol or regulations that will underlie the business or that will facilitate services that are materially similar to the business. The business may compete with these alternative properties, which could negatively impact the business and the Shares.

Some market participants in the industry may oppose Company operations.

The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

We need additional capital to develop our business. If we fail to obtain additional capital, we may not be able to implement our business plan.

The continuation of our operations will require the commitment of substantial additional resources. Currently, we have no established bank-financing arrangements. Our expenses are at a minimum, and therefore, most of the capital raised will be utilized as described herein.

There can be no any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities will result in dilution to our shareholders. The occurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. If adequate additional financing is not available on acceptable terms, we may not be able to continue our business operations.

Our articles and the Bylaws provide for indemnification of the officers and shareholders.

Our articles and Bylaws provide for the indemnification of our officers and shareholders at our expense and limit their liability to the Company. This may result in a major cost to us because company resources may be expanded for the benefit of the shareholders and present or former officers.

We are dependent on key personnel.

The Company's operations and business strategy are dependent upon the knowledge and business connections of the shareholders and the Board. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Memorandum. We could fail without the services of the shareholders and the Board.

The success of the Company will be highly dependent on the expertise and performance of its management team.

There can be no assurance that the shareholders and the Board or any additional members of the management team will continue to be associated with the Company or any of their affiliates throughout the life of the Company. The loss of the services of one or more of these individuals could have a material adverse effect on the performance of the Company.

General economic conditions and recent events may affect the Company and its operations.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short and long-term impact of these events is uncertain but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

The Company does not expect to make any distributions to holders of the Shares and there can be no assurance of repurchases of Shares.

The Company does not expect to make any distributions to the holders of the Shares other than as set forth herein. However, there can be no assurance that holders of the Shares will not owe taxes with respect to their ownership of Shares, and thus such taxes will have to be paid from the holders' own funds.

There will exist recourse to the Company's assets.

The Company's assets are available to satisfy all liabilities and other obligations of the Company. If the Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability or to any particular operating subsidiary of the Company.

Risks Related to the Securities in this Offering

There currently exists no public trading market for Company shares; and should a public trading market develop in the future, of which there can be no assurance, such trading will likely be subject to the "penny stock" rules.

The shares of the Company are currently not quoted on any stock exchange or electronic quotation systems and, until either a public offering is completed, or SEC shell company requirements are complied with, no public market can exist. Should a public trading market for the shares develop in the future, of which there can be no assurance, the shares will likely be quoted on the OTC Bulletin Board, OTCQX or OTC Pink, or the Frankfurt Stock Exchange. These are more limited trading markets than the NASDAQ Capital Market or NYSE Amex, and timely, accurate quotations of the price of our shares may not always be available. Consequently, the trading activity of a small number of shares may result in wide swings in price and in volume.

In addition, the Company's shares will be subject to the requirements of Rule 15g-9, promulgated under the Exchange Act as long as the price of Company's shares are below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the SEC defines a penny stock as any equity security not traded on an exchange that has a market price of less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the Investor and receive the Investor's written agreement to the transaction. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risk associated with it. Such requirements could severely limit the market liquidity of the Shares and the ability of purchasers to sell their Shares in the secondary market.

The Company has broad discretion in the application of proceeds from the Offering.

The proposed allocation of the net proceeds of this Offering represents the Company's best estimate of the expected use of funds to finance the Company activities based upon its current objectives and perceived market conditions. However, changes in circumstances or strategic approaches may result in a significantly different allocation of the funds depending upon the Company's management and Board's assessments of the Company's needs at the time.

Future issuances of the Company preferred stock could dilute current stockholders and adversely affect the market if it develops.

The Company has the authority to issue as many Shares as deemed necessary, with shareholder approval. These future issuances could be at values substantially below the price paid for Shares by Investors in this Offering, which would result in significant dilution to those investors. In addition, the Company could issue large blocks of shares to fend off unwanted tender offers or hostile takeovers without further shareholder approval, which would not only result in further dilution to Investors in this Offering but could adversely affect the market if one were to develop.

The fact that the Company directors, affiliates and officers will own over 50% of the Company's shares may decrease Investor's influence on shareholder decisions.

The Company's officers, directors, and affiliates in the aggregate, will beneficially own over 50% of the Company shares after the sale of the Maximum Offering Amount. As a result, the Company's officers and directors will have the ability to influence management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to bylaws, and any merger, consolidation or sale of all or substantially all of the Company assets.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Common Stock at $3.00 per share, plus a 3.0% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company is conducting a concurrent financing round only available to accredited investors.
The Company is raising additional capital from accredited investors under Rule 506(c) of Regulation D. This raise may be at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Noah DiPasquale	Co-Founder & CEO	November 2, 2021 – Present	Full-time
Michael Quiel	Co-Founder & COO	November 2, 2021 – Present	Full-time
Directors:			
Noah DiPasquale	Director	November 2, 2021 – Present	Full-time
Michael Quiel	Director	November 2, 2021 – Present	Full-time

Noah DiPasquale - Co-Founder & Chief Executive Officer

Noah DiPasquale is a seasoned entrepreneur and business leader with a strong background in technology and a passion for golf. He is married with two beautiful children and currently resides in Scottsdale, Arizona. He received his bachelor's degree in business marketing and management and Operations from Northern Arizona University - The W.A. Franke College of Business in 1999, followed by a master's degree in marketing from the University of Phoenix in 2003.

Noah's career has been marked by a series of successful leadership roles. He began as the Director of Recruiting at Phase 2 Solutions in 1999, later transitioning to become the Market Vice President for Datacom. In 2005, he joined Statera, Inc. as a Business Development Executive, where he excelled in driving revenue through sales and marketing engagement.

In 2008, Noah took on the role of Vice President of Sales at Televerde, a company specializing in providing end-to-end marketing and sales solutions with a focus on B2B pipelines. During his time at Televerde, Noah demonstrated his ability to drive maximum ROI for his clients while also making them smarter about their target markets and sales strategies.

In 2016, Noah ventured into entrepreneurship by founding Transcend Solutions, a firm dedicated to helping start-up and multi-billion-dollar organizations achieve the "next level". He successfully led Transcend Solutions until April 2021, showcasing his skills in business growth and development.

Noah currently serves as the CEO of SportLync, the leading social media app for golfers, and Epic Golf Club, a premier professional membership group for executives who love golf. Epic Golf Club offers a unique opportunity for members to forge lasting personal and professional relationships through golf. Members are connected with executives from across the country, opening doors to mutually beneficial business, strategy, or partnership opportunities while playing some of the best courses in the country.

SportLync is the ultimate social media platform for golfers and allows users to connect with local and national golf communities. Its algorithms make it easy to find new golf friends and share golf experiences across a national platform made just for golfers. The unique virtual golf groups (VGC) feature enables members to form their own communities, facilitating the scheduling of tee times with fellow members.

Noah's commitment to excellence, community impact, and innovation continues to drive his success in the intersection of technology and golf. Epic Golf Club, under Noah DiPasquale's leadership, has truly become a global sensation, offering a level of service that is unparalleled in the golfing world. With over 950 members worldwide and growing rapidly, Epic Golf Club has quickly become the go-to destination for golf enthusiasts looking for an exceptional experience. One of the key factors in Epic Golf Club's success is its relationships with some of the world's most prestigious and exclusive golf courses. These partnerships allow Epic Golf Club to offer its members access to courses that are typically reserved for a select few. This, combined with the club's commitment to providing top-tier service, has made it an international phenomenon.

In addition to providing access to exclusive golf courses, Epic Golf Club offers its members access to a range of premium services. Members can enjoy the convenience of private jet services, ensuring seamless travel to their desired golf destinations. The white-glove concierge service provides members with personalized bookings for fine dining, ensuring memorable culinary experiences. Moreover, Epic Golf Club offers luxurious experiences beyond golf, creating unforgettable moments for its members.

Alongside his responsibilities with SportLync and Epic Golf Club, Noah has been actively involved in giving back to the community. From August 2014 to May 2021, he served as a Member of the Board of Directors at the Military Assistance Mission, where he helped provide financial and morale aid to Arizona's active duty military, their families, and wounded warriors. In 2022, Noah founded the Epic Foundation (www.epicfoundation.us), a 501c3 non-profit organization that strives to enrich lives in the communities in which they operate. Through the Epic Foundation, he aims to make a positive impact on society, embodying his commitment to social responsibility. As he navigates the intersection of technology and golf, Noah remains steadfast in his dedication to excellence and community impact.

Everything Noah touches turns into gold, a talent that has significantly contributed to the success of both Epic Golf Club and SportLync. His visionary leadership and unwavering passion for golf have propelled these organizations to remarkable heights, solidifying their positions as industry leaders.

Michael Quiel - Co-Founder & Chief Operating Officer

Michael Quiel is a seasoned entrepreneur and investor with a distinguished background that encompasses military service, finance, brokerage firm ownership, and startup investments. His career is marked by exceptional achievements, integrity, and a proven track record of transforming visionary ideas into lucrative ventures. Mr. Quiel's journey from a naval electrician to a successful businessman and investor demonstrates his unwavering commitment to excellence and his unique ability to identify and capitalize on investment opportunities.

Early Life and Military Service:
Michael Quiel's introduction to the workforce began at the tender age of 14 when he managed a paper route. His early start in the working world instilled in him a strong work ethic that he carried throughout his life. After completing high school with top grades, Michael followed in his father's and uncles' footsteps by enlisting in the US Navy in 1981, dedicating himself to naval aviation. He excelled in aviation electrician school, graduating at the top of his class from Aviation Electrician's Mate "A" School (AE School).

Mr. Quiel's exemplary skills as an electrician were further honed with his squadron, VF-32, where he was stationed in Virginia Beach, Virginia. He oversaw the maintenance of the complex electrical systems of F-14 Tomcats, completing three tours in the Mediterranean. During these tours, he supported critical missions aboard the carrier USS Independence, including involvement in the war with the invasion of Granada and the Marine bombing in Beirut, both occurring in 1983.

During his time in the service, Michael married his high school sweetheart. Together, they raised three daughters who have since grown into highly successful professionals in their respective fields. In 1985, Michael honorably concluded his naval career as a Petty Officer Second Class, the highest rank achievable in his four-year tenure. His peers and naval officers recognized his outstanding service by awarding him "Sailor of the Month" from his squadron.

Financial Industry Pursuits:
After his military career, Michael transitioned to the financial industry, obtaining his Series 7 securities license and passing his Series 24 principals exam. In 1989, he embarked on his first venture by purchasing a brokerage firm, which he sold in 1991 to acquire another firm that he later sold in 1994.

His extensive knowledge in the brokerage business led him to personal production, where he quickly became a top producer, outperforming entire offices of brokers. Michael's honesty and integrity were well-known, as was his ability to find liquidity for substantial positions that would otherwise remain illiquid. He remained the top producing broker at his firm until his departure in 2001.

LegendAdvisor.com, Startups and Real Estate:
Through LegendAdvisor.com which Michael started in 2000, Michael Quiel's entrepreneurial spirit led him to invest in startup companies, becoming the initial investor in 25 different startups. These ventures raised significant capital and revolutionized multiple industries, including food distribution, imports, green energy, fast-charging battery technology, and counter-terrorism software — the latter instrumental in apprehending the Madrid Bombers.

In response to the 2008 financial crisis, Michael seized the opportunity in the housing market, purchasing and renovating homes to finance first-time homebuyers directly. His efforts enabled many grateful families to own homes during a time when financing was scarce.

Investment in Swiss Bank and Legal Battle:
A notable chapter in Mr. Quiel's investment career was his minority stake in a Swiss bank, an opportunity presented to him by his tax attorney. This investment, characteristic of his approach to financing promising startups, unfortunately entangled him in a prolonged legal dispute with the Internal Revenue Service (IRS). The complexity of international banking and tax regulations turned what he anticipated to be a straightforward investment into a 14-year battle to prove his compliance with tax laws.

Mr. Quiel's resolve was tested as he faced allegations of owning undisclosed financial accounts. However, in US District Court in January 2024 his perseverance paid off when a jury of eight peers delivered a full acquittal on all civil charges related to the ownership of said accounts. This legal vindication was not only a personal triumph but also a testament to his integrity and commitment to justice.

The encouragement of his late father-in-law, Colonel John Lee, was instrumental during this trying period. Colonel Lee's confidence in Michael's character and determination inspired him to fight relentlessly for his rights. The emotional outcome of the trial was palpable, with jurors expressing their support through an unprecedented gesture of hallway embraces following the four-day trial.

Creation of SportLync:

Drawing upon his expansive experience and unwavering spirit, Michael Quiel embarked on his latest venture, SportLync, a golfing app that he developed and funded independently before seeking external investments. His dedication to the project was evident from the creation of the operational prototype, which he meticulously crafted to ensure its appeal to the market.

The fruition of his efforts is reflected in the app's impressive milestone of 100,000 downloads, a clear indication of its growing popularity among golf enthusiasts. Michael's leadership and management skills have been crucial in maintaining low operational costs while simultaneously scaling the company's operations.

Commitment to SportLync's Success:

Michael Quiel's journey through entrepreneurship, investment, and legal challenges has equipped him with a unique blend of skills and experiences. His thorough understanding of business dynamics, combined with a personal ethos centered on perseverance, honesty, and integrity, positions him as a leader dedicated to the success of SportLync. Investors can be assured of his wholehearted commitment to the enterprise, as he brings the same level of dedication and excellence that has defined his career thus far.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of November 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding†	Committed, Not-Issued*	Available
Common Stock	Unlimited	22,860,000	0	Undefined
Class A Common Stock	Unlimited	2,860,000	0	Undefined
Class B Common Stock	Unlimited	0	0	Undefined
Series B Preferred Stock	2,000,000	2,000,000	0	0

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold		If Max Offering Amount Sold	
Total Raise		**%**		**%**
Offering Expenses	$ 10,002.33		$ 4,999,996.98	
Commissions & Variable Expenses	$ 850.20	8.50%	$ 424,999.74	*8.50%*
Fixed Costs	$ 17,500.00		$ 17,500	
Net Proceeds	**$ (8,347.87)**		**$ 4,557,497.24**	
Use of Proceeds	**Amount**	**%**	**Amount**	**%**
Payroll	$ 0.00	23.6%	$ 1,075,569.24	23.6%
Marketing & Advertising	$ 0	46%	$ 2,096,448.73	46%
General & Administrative	$ 0	30.4%	$ 1,385,479.16	30.4%
Debt Repayment	$ 0	0%	$ 0	0%
Total Use of Proceeds	**$ 0.00**		**$ 4,557,497.24**	

The amounts above have been rounded to the nearest whole dollar in the case of the maximum amount sold. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Mongio & Associates. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

In 2022, the Company incurred total operating expenses of $163,404, with significant spending on marketing ($50,272), business consulting ($46,440) and software development ($59,253). By 2023, expenses had risen to $1,164,345, reflecting major investments in marketing ($416,093), and business consulting ($539,261). This strategic focus on growth and development contributed to a higher net loss in 2023, amounting to $1,189,752, compared to a net loss of $164,406 in 2022.

The Company has achieved impressive user growth, with over 138,000 downloads in under 10 months. Significant milestones include forming over 1,000 virtual golf groups and implementing strategic changes to enhance user acquisition and platform development. Currently, SportLync has no revenue as a revenue model has not yet been decided upon. The implementation of the revenue model is not expected to take effect for another 12-24 months. This period will focus on further developing the platform and expanding the user base to ensure a robust foundation for future monetization.

Liquidity and Capital Resources

As of the end of the fiscal year 2023, the Company had $393,624 in cash on hand, reflecting its current liquidity position. The company has no outstanding long-term debt, providing a strong foundation for future financial planning. To date, all funds raised have been secured entirely through family and friend funding, demonstrating significant personal commitment and confidence in the business from close networks.

As of June 2024, the Company had cash on hand of approximately $975,000. The Company's burn rate is approximately $100,000 per month, which can increase or decrease based on certain variable expenses such as marketing and contractors. With this in mind, the Company currently can operate for approximately 10 months without any additional infusion of capital.

The additional $5 million being sought will be strategically utilized to further develop the Company's app and integrate important features, as well as market the app to scale the user base. Specifically, funds will be allocated towards enhancing IT Development Costs, continuing a trend from previous years where substantial investments were made ($539,261 in IT development costs in 2023). This will ensure the platform remains robust and user-friendly, capable of supporting a growing community of golf enthusiasts.

Marketing efforts will also see a significant boost, building on the $416,093 spent in 2023. This will include targeted advertising campaigns, expanding the app's reach, and driving user acquisition at a customer acquisition cost (CAC) of under $3. With over 138,000 downloads achieved in under 10 months, the focus will be on maintaining this momentum to increase user engagement and interaction.

Plan of Operations

Over the next 12-24 months, the Company aims to significantly grow its user base while preparing to implement a robust revenue model. The Company will focus on enhancing the app's functionality to increase user engagement and solidify its market presence within the golfing community. Investments will be directed towards IT development costs to improve user interface and experience. Additionally, the Company plans to amplify its marketing efforts, targeting potential users through digital advertising, partnerships with golf courses and associations, social media campaigns, and influencer collaborations.

Operational improvements will be implemented to enhance efficiency, leverage data analytics for informed decision-making, and scale customer support to maintain high satisfaction levels. The funds raised will be strategically allocated to product development, marketing, and operational improvements. As the company defines its revenue model, potential streams include premium subscriptions, in-app purchases, and partnerships. These strategic initiatives are designed to ensure the Company's financial sustainability and long-term growth.

As laid out in the Use of Proceeds section of this Offering Circular, the Company intends use proceeds of this raise for payroll, marketing, general operations, and the repayment of outstanding debt and other items described herein.

The Company anticipates that it will need to continue to raise capital within 12 months after this Offering in order to continue with the aforementioned plan of operations.

RECENT OFFERINGS OF SECURITIES

Date of the Offering: March 31, 2022

Date of Closing: May 17, 2024

Exemption: Regulation D 506(b)

Type of Security: Common Stock; Common Stock Warrants

Total Securities Sold: 2,940,000 Common Shares; 2,940 Common Stock Warrants

Total Amount Raised: $3,675,000

Proceeds: The Company used such proceeds for advertising to drive user acquisition, as well as application development, as decided by the Company.

INDEBTEDNESS

As of December 31, 2023, the company does not have any outstanding debt.

RELATED PARTY TRANSACTIONS

The company does not have any related-party transactions.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Articles of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Wyoming Business Corporation Act.

General

Class of Security	Common Stock
Securities Authorized	Unlimited
Securities Outstanding	22,860,000
Voting Rights	Each holder of record of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock.
Class of Security	Class A Common Stock
Securities Authorized	Unlimited
Securities Outstanding	2,860,000
Voting Rights	Each holder of record of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on

all matters on which stockholders are entitled to vote generally.

Class of Security	Class B Common Stock
Securities Authorized	Unlimited
Securities Outstanding	0
Voting Rights	the Class B Common Stock shall be non-voting, and the holders of the Class B Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.
Class of Security	Series B Preferred Stock
Securities Authorized	2,000,000
Securities Outstanding	2,000,000
Voting Rights	On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to seven (7) times the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent, LLC., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.sportlync.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.sportlync.com

EXHIBIT B

Financial Statements

SportLync Inc. (the "Company") a Wyoming Corporation

Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
SportLync Inc.

We have audited the accompanying statements of financial position of SportLync Inc. as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, statement of changes in stockholders' equity (deficit), and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of SportLync Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 1, 2024

Vincenzo Mongio

SPORTLYNC INC.
STATEMENT OF FINANCIAL POSITION (AUDITED)

		As of December 31,	
		2023	**2022**
Assets			
Current Assets			
Cash and Cash Equivalents	$	393,624 $	513,296
Prepaid Expenses		2,653	-
Total Current Assets		396,277	513,296
Non-current Assets			
Intangible Assets: Software Development, net of Accumulated Amortization		484,841	103,223
Total Non-Current Assets		484,841	103,223
Total Assets	$	**881,118** $	**616,518**
Liabilities and Stockholders' Equity (Deficit)			
Liabilities			
Current Liabilities			
Accounts Payable	$	30,156 $	30,805
Accrued Expenses - Related Party		150,000	-
Accrued Expenses		30,000	-
Common Stock Payable		2,025,000	750,000
Total Current Liabilities		**2,235,156**	**780,805**
Total Liabilities		**2,235,156**	**780,805**
Commitments and Contingencies (Note 4)			
Stockholders' Equity (Deficit)			
Common Stock		-	-
Additional Paid in Capital		120	120
Accumulated Deficit		(1,354,158)	(164,406)
Total Stockholders' Equity (Deficit)		**(1,354,038)**	**(164,286)**
Total Liabilities and Stockholders' Equity (Deficit)	$	**881,118** $	**616,518**

SPORTLYNC INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	Year Ended December	
	2023	**2022**
Revenue:		
Revenue	$ -	$ -
Total Revenue	-	$ -
Cost of Sales		
Cost of Sales	$ -	$ -
Total Cost of Sales	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Advertising and Marketing	$ 416,093	$ 50,272
General and Administrative	110,599	7,439
Software Development	98,392	59,253
Consulting - Related Party	388,000	19,000
Consulting	151,261	27,440
Total Operating Expenses	$ 1,164,345	$ 163,404
Other (Income) Expense:		
Amortization Expense	$ 24,728	$ -
Interest Expense	679	1,003
Total Other (Income) Expense	$ 25,407	$ 1,003
Loss from Continuing Operations Before Income Taxes		
Provision for Income Taxes	$ -	$ -
Net Loss	$ 1,189,752	$ 164,406
Total Comprehensive Loss	$ 1,189,752	$ 164,406

SPORTLYNC INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)

| | Common Stock | | Preferred Stock | | | Accumulated | Total Stockholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Deficit	Equity (Deficit)
Beginning Balance at 1/1/2022	- $	-	- $	- $	- $	- $	-
Additional Paid in Capital	-	-	-	-	120	-	120
Net Income (Loss)	-	-	-	-	-	(164,406)	(164,406)
Ending Balance 12/31/2022	- $	-	- $	- $	120 $	(164,406) $	(164,286)
Net Income (Loss)	-	-	-	-	-	(1,189,752)	(1,189,752)
Ending Balance 12/31/2023	- $	-	- $	- $	120 $	(1,354,158) $	(1,354,038)


SPORTLYNC INC.
STATEMENT OF CASH FLOWS (AUDITED)


	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,189,752)	$ (164,406)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	24,728	-
Changes in operating assets and liabilities:		
Prepaid Expenses	(2,653)	-
Accounts Payable	(649)	30,805
Accrued Expenses - Related Party	150,000	-
Accrued Expenses	30,000	-
Net Cash provided by (used in) Operating Activities	$ (988,325)	$ (133,602)
INVESTING ACTIVITIES		
Software Development	$ (406,347)	$ (103,223)
Net Cash provided by (used by) Investing Activities	$ (406,347)	$ (103,223)
FINANCING ACTIVITIES		
Additional Paid-In Capital	$ 1,275,000	$ 750,000
Capital Contributions	-	120
Net Cash provided by (used in) Financing Activities	$ 1,275,000	$ 750,120
Cash at the beginning of period	513,296	-
Net Cash increase (decrease) for period	(119,672)	513,296
Cash at end of period	$ 393,624	$ 513,296
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid for Interest	$ 679	$ 1,003
Cash Paid for Income Taxes	$ -	$ -

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SportLync Inc. ("the Company" or "Our" or "We") was formed in Wyoming on November 11th, 2021 under the name GolfLync Corp. On September 25, 2024, the Company filed an amendment to the Articles of Incorporation and changed the name of the Company to SportLync Inc. The Company has developed a social networking platform designed specifically for golf enthusiasts, utilizing advanced algorithms and innovative features to connect players and enhance their golfing experiences. The Company plans to evolve into the SportLync brand which will offer the same experience for fans of even more sports such as Pickleball, Tennis, and Team Sports. GolfLync is currently offered in the United States with plans to expand globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks (Continued)

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. In 2023 and 2022, the Company had respective cash balances of $393,423 and $512,974 held within one of its two financial institutions with the standard deposit insurance coverage limit of $250,000, resulting in total uninsured cash balances of $143,423 and $262,974 as of December 31, 2023 and 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We follow the guidance of Accounting Standards Codification 350 ("ASC 350"), "*Intangibles- Goodwill and Other*", in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software development costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. The Company capitalized a total of $472,324 and $144,147 worth of costs during the application development stage during the years ending December 31, 2023 and 2022, respectively.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be five years. The Company's software application was released to the general public in October 2023, resulting in an amortization expense of $24,728 as of December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, consulting, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company had no equity-based compensation plan as of December 31, 2023. Please see note 6 for further information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Based Compensation (Continued)

Series A Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, "*Distinguishing Liabilities from Equity*", depending on the specific terms of the warrant agreement. The series A warrants ("Warrants") below are freestanding instruments that have been issued with each share of common stock on a one-to-one basis. These Warrants fully vested upon issuance and are exercisable on or before 3 years from the date of issuance at an exercise price of $1.50 per share. They do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. The sales proceeds from a bundled transaction whereby detachable warrants are issued in an equity offering are allocated between the base equity instrument and the warrants based on their relative fair values in accordance with ASC 470, "Debt". In estimating the fair value, management considered recent sales of the Company's common stock to independent qualified investors, which has been established at $1.25 per share; however, the Company has elected to measure share-based awards at their intrinsic value. The intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of the share-based awards. Because the fair value of the underlying stock does not exceed the exercise price of the Warrants, management considered any allocation of the sales proceeds from its common stock to the Warrants during the years ending December 31, 2023 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
1.50	1,620,000	3 Years
	1,620,000	

A summary of the warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2022	-	-	-	-
Grants	600,000	1.50	3.00	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	600,000	1.50	2.43	-
Grants	1,020,000	1.50	3.00	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	1,620,000	1.50	2.12	-
Vested and expected to vest at December 31, 2023	1,620,000	1.50	2.12	-
Exercisable at December 31, 2023	1,620,000	1.50	2.12	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Arizona. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2023 tax return as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's founders are consultants to the Company and are paid fees for providing services to the Company. The Company incurred a total of $388,000 and $19,000 in consulting fees paid to its founders for the years ending December 31, 2023 and 2022, respectively. A balance of $150,000 was outstanding as of December 31, 2023. This balance accrues no interest, and management intends to begin repaying it in 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company is authorized to issue an unlimited number of shares of common stock with a par value of $0.001 per share and an unlimited number of shares of preferred stock with a par value of $0.001 per share.

NOTE 5 – EQUITY (CONTINUED)

Common Stock

No shares of common stock were issued and outstanding as of December 31, 2023 and 2022. Please refer to the "Equity Based Compensation" section in note 2 for further information regarding the issuance of series A warrants.

During the years ending December 31, 2022 and 2021, the Company was to issue 800,000 and 20,000,000 shares of common stock to its founders in exchange for no consideration. Furthermore, during the years ending December 31,

2023 and 2022, the Company sold a total of 1,020,000 and 600,000 shares of common stock at a price of $1.25 per share, resulting in total proceeds of $1,275,000 and $750,000, respectively. The Company has not issued these shares

as of December 31, 2023. The purchase of the aforementioned shares has created a common stock payable with a respective ending balance of $2,025,000 and $750,000 as of December 31, 2023 and 2022, whereby the Company became liable for the future issuance of such shares.

Voting: Holders of common stock are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Series E Preferred Stock

The Company is authorized to issue 1,000,000 shares of series E preferred stock with a par value of $0.001 per share. No such shares were issued and outstanding as of December 31, 2023 and 2022.

Voting: Holders of series E preferred stock have twice the number of votes of all outstanding shares of capital stock such that the holders of series E preferred stock shall always constitute sixty-six and two thirds (66 2/3rd) of the voting rights of the Company.

Dividends: Holders of series E preferred stock are not entitled to receive dividends.

Liquidation: In the event of a voluntary or involuntary liquidation, dissolution, winding up of the Company, or other deemed liquidation event, holders of series E preferred stock shall be subordinate and junior to holders of common stock and preferred stock with respect to the distribution of assets of the Company.

Preemptive Rights: Holders of series E preferred stock are not entitled to any preemptive or subscription rights in respect of any securities of the Company.

Redemption: Holders of series E preferred stock are not redeemable.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 1, 2024, the date these financial statements were available to be issued.

In April 2024, the Company adopted its Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. The number of class A common stock allocated for the Plan shall not exceed 5.00% of the total issued and outstanding shares of such series and class of capital stock. The Plan allows for the granting of Stock Options, Stock Appreciation Rights, Restricted Stock Awards and Units, Performance Awards, and Other Awards. The number of shares within the Plan will automatically increase on February 1st of each year for a period of 10 years commencing on February 1, 2025 in an amount equal to 5.00% of the total number of shares of Capital Stock outstanding on the prior January 31st.

NOTE 6 – SUBSEQUENT EVENTS (CONTINUED)

In April 2024, the Company entered into consulting agreements with two (2) of its founders granting each a total of 1,000,000 shares of series B non-convertible preferred stock, and an annual compensation of $324,000. Furthermore, they shall each receive a bonus compensation at a tiered structure ranging from 1% - 5% of the Company's valuation if their efforts contribute to increasing the Company's valuation above $60M.

In July 2024, the Company filed its first Amended and Restated Articles of Incorporation to amend its authorized capital stock to the following: (i) 2,000,000 shares of preferred stock with a par value of $0.001 per share that shall be designated as series B preferred stock, and (ii) unlimited shares of common stock divided into three (3) classes as follows: (a) common stock with a par value of $0.001 per share, (b) class A common stock with a par value of $0.001 per share, and (c) class B common stock with a par value of $0.001 per share.

Voting: Holders of common stock and class A common stock shall be entitled to one (1) vote per share. Holders of class B common stock shall not be entitled to vote. Holders of series B preferred stock shall be entitled to cast the number of votes equal to seven (7) times the number of whole shares of common stock into which shares of preferred stock held by such holder are convertible as of the record date.

Dividends: Holders of common stock, class A common stock, and class B common stock are entitled to receive dividends when and if declared by the Board of Directors. Holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation: In the event of a voluntary or involuntary liquidation, dissolution, winding up of the Company, or other deemed liquidation event, holders of preferred stock shall be entitled to receive prior to, and in preference to, any distribution made to the holders of common stock, class A common stock, and class B common stock.

Conversion: Each share of preferred stock shall be convertible, at the option of the holder thereof, into shares of common stock at a rate of 1-to-1.

During 2024, the Company sold an additional 1,240,000 shares of common stock at $1.25 per share for total proceeds of $1,550,000.

In August of 2024, the Company issued all shares that were pending issuance and included in the common stock payable balance.

On September 25, 2024, the Company filed a second amendment to the Articles of Incorporation to change the name of the Company from GolfLync Corp. to SportLync Inc.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, has experienced negative cash flows from operating activities, and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C

Landing Page

 
  

Invest in a social media platform made for social sports

We are a leading social media platform building communities of players around the most popular sports in the country. Now with the success GolfLync, we are expanding our platform to additional high-growth sports under the SportsLync brand.

<u>Form C</u> | <u>Offering Circular</u> | <u>Investor Education</u>

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Executive Summary



 Find Games & Players

GolfLync, the social media APP for golfers, is the best place online to connect with local and national golf communities.

GolfLync's algorithms make it easy to find new golf friends and share your golf experiences across a national platform made just for golfers.

Our unique Groups enable members to form their own communities, facilitating the scheduling of tee times with fellow members.

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In less than a year, GolfLync has been downloaded over **158,000 times,** with over 3000% growth in 2023

Per Member Valuation

Meta User Value	**Match Group**
$282 [1]	$555 [2]



Past performance is not indicative of future results.

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Reasons To Invest



Product Market Fit:
+3000% membership growth with leading user value



App Traction:
Our app has rave reviews and is constantly adding new features



Large Market Potential:
With a potential market of over 1 billion global athletes and gym goers, we believe we have uncapped potential



User Acquisition:
Acquisition costs sub $3 with expected improvement as we scale our team and product



Team:
Michael and Noah lead the team with +50 years of experience and success



Growth Potential:
Our top 3 sports to capture: Golf, tennis, and pickleball are the fastest growing in the world



Past performance is not indicative of future results.

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Terms

MINIMUM INVESTMENT
$503.67
*Includes 3% investor transaction fee

PRICE **$3.00**
Per Share

OFFERING TARGET
$10,000

ROUND TYPE
Regulation CF

STOCK TYPE:
Class B Common Stock

OFFERING MAXIMUM
$5M



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Perks¹⁰

Time-Based Bonuses	Bonus Shares	Other Perk	Credit*
Weeks 1-6	20%	SportLync Shirt	
Weeks 7-8	10%	SportLync Shirt	
Volume Based Bonuses	**Bonus Shares**	**Other Perk**	**Credit***
$1,000+	0%	SportLync Shirt	
$2,500+	5%	SportLync Travel Bag	
$5,000+	10%	SportLync Golf Bag	$500
$10,000+	15%	SportLync Golf Bag	$1,000
$25,000+	20%	1-1 call with Executive Team	$2,500
Audience Bonus	**Bonus Shares**	**Other Perk**	
Existing SportLync Subscriber	5%	SportLync Shirt	

*Credit: towards future GolfLync and/or SportsLync membership fees.

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Expansion

And we are just getting started

We are now expanding our platform into other high-growth sports under the SportLync brand. The same member matching algorithms, discovery features, clubs, and games that made GolfLync successful enable us to cost-effectively scale into other emerging markets.



1

Player Match

We look to ensure that every time you play, you enjoy



2

Discover

Traveling and don't know where to play?
Enjoy selection of the top courses within the radius you want.



3

Book

No more booking through old websites.
Play as seamless as ordering delivery.



4

Social

Sharing built specifically for sports content. We are the only dedicated channel for specific sports content.



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GolfLync and SportLync are perfectly positioned to capture our ideal consumers with the ability to expand to all major sports, seamlessly.

Market Size

 **10M** [7]
Our immediate target audience - those in the US who play golf more than once a month.

 **20M** [3 4]
Our current target audience - global golfers who play more than once a month.

 **100M** [3-6]
Our potential global audience of golf, tennis and pickleball players who play more than once a month.

 **500M** [7]
Our endless potential –global players of common sports who lack access and community.

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RoadMap

2023	2024-2025	2025+

2023

Platform Framework

In the first year, GolfLync has built a robust social media platform with hundreds of core features to foster member engagement.

Market-Fit

We established strong early Market-Fit with over 94,000 downloads in 2023 at a CAC of $3.77.

Market Scale and Expansion

Expansion under the SportLync brand with additional high-growth sports markets added to platform.

Partnerships

Introduction of advertising model and sponsorships.

Club and course partnerships.

International Expansion

Localization of platform for international sports markets.

Goal: Achieve over 3,000,000 users across the SportLync platform

Our roadmap is based on increasing engagement within communities of golfers and other sports enthusiasts and favorable technological trends, subject to risks like changing user preferences and data privacy regulations.

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Meet The Team



Noah DiPasquale

CEO, GolfLync

Noah DiPasquale is a seasoned entrepreneur with a strong technology background and a passion for golf. He's married with two beautiful children and currently resides in Scottsdale, Arizona. He received his bachelor's degree in business administration and management and Operations from Northern Arizona University – The W.A. Franke College of Business in 1999, followed by a Master's Degree in marketing from the University of Phoenix in 2003.

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Michael Quiel

COO, GolfLync

A seasoned entrepreneur and investor with a distinguished background that encompasses military service, finance, brokerage firm ownership, and startup investments. Michael's career is marked by exceptional achievements, integrity, and a proven track record of turning visionary ideas into lucrative ventures

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Evelina Chiang

Director of Digital Marketing, GolfLync

Evelina Chiang is a seasoned tech entrepreneur with extensive experience in digital marketing. She attended Syracuse University and is a cum laude graduate from California State University of Sacramento with an emphasis in business and organizational psychology. She is currently studying artificial intelligence and machine learning through HarvardX. She is the founder of Ascensio Inc., a digital marketing agency and creative house dedicated to uplifting businesses of all sizes through digital marketing strategies.

More

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Opportunity

3-Step Cohort

1







Golf[3,8,9]

- 65M potential players
- 50% High income
- Rapid growth internationally, particularly in Asia
- 39k golf courses worldwide, 75% public

2

Racquet Sports[5,6]

- +100M players globally
- Tennis: 87M, Pickle: 37M, Racquetball: 20M
- Pickle adding 5-10m players annually
- Court time a major pain point

3

Team & Group[7]

- 500M players globally
- Basketball: 450M, Soccer 250M
- Group skill gap even more of a challenge
- No seamless way to book, high fragmented



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Frequently Asked **Questions**

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Issuance; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get involved typically means there is more risk present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When can I expect a return on my investment?

The Common Stock ("Shares") of SportLync, Inc. is not publicly traded, meaning the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: the company gets acquired by another company or the company goes public (makes an initial public offering). In these instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. If the value of our company grows, you have a higher potential of making a profit on your investment during one of these exits. However, sometimes there will not be any return due to business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.
Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstances, shares can be transferred to:
i. The company that issued the securities
ii. An accredited investor
iii. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

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About The Current Raise

What's your share price?

$3.00

What is the minimum investment amount?

Minimum investment is $503.67.

What kind of shares are you issuing?

Common Stock

How much are you raising?

We are currently raising up to $5M in this offering.

What is the current valuation of the company?

$83.5M, which was established by the Company and is the same as the last offering.

Why should I invest?

Investing in GolfLync offers a unique opportunity to be part of a rapidly growing platform with proven success in the sports market. With over 100k users in less than a year, our app has demonstrated strong product-market fit and rave reviews. We are expanding into other high-growth sports through SportLync, targeting a massive total addressable market of 1 billion global sports and gym goers. Led by a seasoned team with over 50 years of experience, our low acquisition costs and strategic marketing position us for sustained growth. By investing, you can be part of our journey to revolutionize sports connectivity and community building worldwide.

How will SportLync make money?

SportLync will generate revenue through multiple streams. These include charging users a session fee for access to our premium features, offering subscription plans with additional benefits, and leveraging targeted advertising. Our scalable platform is designed to capture a significant portion of the rapidly growing sports market, including golf, tennis, and pickleball. By connecting players and creating a vibrant community, we aim to maximize user engagement and retention, driving long-term profitability and growth.

How do you plan to use the proceeds from this funding round?

We will use the proceeds from this funding round to accelerate our growth and enhance our platform. Key investments include product development to improve UI/UX and add new features, targeted marketing to boost user acquisition, and upgrading our technology infrastructure for scalability and security. We will also expand our team with top-tier talent and pursue global expansion to tap into the massive market of 1 billion sports and gym goers. These investments will position GolfLync for sustained growth and profitability.

What perks do I get for investing?

We are offering several perks for our investors in this round:
i. Time-based Equity Perks 1. Invest during weeks 1-4 and receive 10% bonus shares and a GolfLync Shirt.
2. Invest during weeks 5-6 and receive 5% bonus shares and a GolfLync Shirt.
ii. Volume-based Equity Perks:
1. Invest $1,000+ and receive a GolfLync Shirt.
2. Invest $2,500+ and receive 5% bonus shares and a GolfLync Travel Bag.
3. Invest $5,000+ and receive 10% bonus shares, a GolfLync Golf Bag, and a $500 credit towards future GolfLync and/or SportsLync membership fees.
iii. Invest $10,000+ and receive 15% bonus shares, a GolfLync Golf Bag, and a $1,000 credit towards future GolfLync and/or SportsLync membership fees.
iv. Invest $25,000+ and receive 20% bonus shares, a 1-1 call with the Executive Team, and a $2,500 credit towards future GolfLync and/or SportsLync membership fees.
b. Loyalty Perks:
i. If you are an existing SportLync subscriber and invest in this offering, you will receive 5% bonus shares and a GolfLync Shirt.
c. Time-based and volume-based perks are not stackable, while loyalty perks are stackable with either time-based or volume-based perks.

About SportLync, Inc.

What is SportLync, Inc.'s core business?

SportLync, Inc.'s core business is to connect sports enthusiasts through a social platform that enhances the experience of finding and engaging with like-minded players. Initially focused on golf, our platform uses advanced member matching algorithms to facilitate discovering clubs, organizing games, and building a community. Expanding under the SportLync brand, we are now extending these features to other high-growth sports like tennis and pickleball, aiming to create a global hub for sports connectivity and community building.

Where are your headquarters?

The Company is located in Arizona

How many employees do you have?

We currently have 4 full time employees and several part-time contractors supporting us.

When will SportLync, Inc. expand into additional markets and revenue streams and which ones?

SportLync, Inc. plans to expand into additional markets and revenue streams starting in the next 12-18 months. Our initial focus will be on high-growth sports such as tennis and pickleball, leveraging our proven member matching algorithms and platform features. This expansion under the SportLync brand aims to capture a significant portion of the 1 billion global sports and gym goers, creating new revenue streams through session fees, subscription plans, and targeted advertising. Our long-term vision includes becoming a hub for all major sports, connecting players worldwide and building a thriving sports community.

What is the exit plan for the company?

SportLync, Inc. aims for a strategic exit plan focused on maximizing investor returns. Our primary strategy is to position the company for acquisition by a major player in the sports, technology, or social networking sectors. This could include leading companies looking to expand their portfolio with a proven, rapidly growing platform. Additionally, we are open to exploring opportunities for a public offering (IPO) as we achieve significant market penetration and revenue growth. Our goal is to ensure a lucrative and timely exit that benefits all stakeholders involved.

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Forward-Looking Statements Disclaimer

The offering materials and this letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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10. Bonus Tier 1 beings upon filing of the form C as stated on the SEC's EDGAR System, and concludes on the 28th day at 11:59 PST (6:59 AM UTC the next day (UTC +7)). Bonus tier 2 beginas at the conclusion of the previouis period and lasts until 11:59 PST (6:59 AM UTC the next day (UTC +7)) forty two days later.